Okeanis Eco Tankers Corp.

c/o OET Chartering Inc.
Ethnarchou Makariou Ave., & 2 D. Falireos St.
185 47 N. Faliro, Greece
Tel: +30 210 480 4200

May 19, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Okeanis Eco Tankers Corp.
Registration Statement on Form F-3 (File No. 333-287032)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3  that was filed with the U.S. Securities and Exchange Commission on May 7, 2025 be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on May 21, 2025, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Steven J. Hollander, Esq. of Watson Farley & Williams LLP, counsel to the undersigned registrant, at (212) 922-2252.

Yours truly,

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer